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                                                                     EXHIBIT 4.2

[NBD BANK LETTERHEAD]







July 21, 1998



Mr. Alan S. Ker
Vice President Finance
Universal Standard Healthcare, Inc.
26500 Northwestern Highway
Southfield, Michigan 48076

              Re: Revolving Credit and Loan Agreement dated April 30, 1997 between NBD Bank (the "Bank") and Universal Standard Healthcare, Inc., Universal Standard Healthcare of Michigan, Inc., Universal Standard Healthcare of Ohio, Inc., Universal Standard Healthcare of Delaware, Inc., T.P.A., Inc. and A/R Credit, Inc. (each, an "Obligor" and collectively, the "Obligors"), as amended. (as amended and as may be further amended from time to time, the "Agreement"). Capitalized terms used but not defined in this letter shall have the same meanings as in the Agreement.

Dear Al:

You have advised us that the Obligors face an ongoing cash shortfall which, as of July 20, 1998, totaled an approximate $210,333 overdraft and is expected to continue at various levels until closing of the sale of the Laboratory Division to LabCorp scheduled for August 3, 1998. As we discussed over the phone today, this ongoing overdraft is in conflict with Section N. of the Fourth Amendment to the Revolving Credit and Loan Agreement dated March 12, 1998 which indicates the Bank's unwillingness to allow continuing overdrafts and/or overadvances. The Bank agrees to temporarily allow an overadvance (but not overdrafts) under the Revolving Credit within the following parameters: 1) The aggregate overadvance amount may not exceed $1,300,000 from the date of this letter to August 3, 1998 when, 2) the entire overadvance, if any, must be corrected and paid in full regardless of whether or not the sale of the division occurs. Overadvances will be made at the Bank's sole and absolute discretion and the decision for each funding under an overadvance will be scrutinized daily by the Bank. The Obligors will use their best efforts to manage their cash position in order to minimize any overadvance occurring during this period.



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Mr. Alan S. Ker
July 21, 1998
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This accommodation is being allowed in an effort to assist in the Obligors in continuing lab operations in an orderly manner during the short upcoming period preceding the closing of the sale of this division on August 3, 1998 and should not be construed as the Bank's agreement to waive this or any other provision contained in the Loan Documents in the future.

If the foregoing is acceptable, please sign, date and return the original copy of this letter as indicated below to my attention. Signatures follow on the next page.


By: /s/ Robert B. Greene
   ---------------------------
Its:  First Vice President
    --------------------------

Accepted and Agreed to this 23rd day of July, 1998.

The Obligors


By:    /s/ Alan S. Ker
   ----------------------------
Its:   Vice President Finance and/or Treasurer as applicable for each Obligor
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